Filed by Queens County Bancorp, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:  Queens County Bancorp, Inc.
Commission File No. 0-22278

QUEENS COUNTY
BANCORP, INC.

38-25 Main Street • Flushing, N.Y. 11354 • 718 359-6400

JOSEPH R. FICALORA
CHAIRMAN, PRESIDENT &
CHIEF EXECUTIVE OFFICER

November 14, 2000

Fellow Shareholders:

The third quarter of 2000 was a productive time for Queens County Bancorp, as management took a series of strategic actions to prepare for the pending acquisition of Haven Bancorp, Inc. These actions were reflected in our third quarter performance, and set the stage for the post-merger restructuring of our balance sheet.

You may recall our having stated that, in connection with the transaction, we would repurchase up to two million shares of the Company, or a combination of Company and Haven Bancorp stock. In the third quarter of 2000, $18.6 million was allocated toward this purpose, with approximately 500,000 shares acquired by September 30th.

To fund the purchase of such shares, we increased the balance of certain short-term deposits and issued $25.0 million in Trust Preferred Securities. While the immediate impact of these actions was a reduction in ROA and narrower spreads and margins, these actions were designed to foster greater asset and earnings growth.

The Company reported diluted core earnings per share of $0.45 for the quarter, a better than 7% increase from $0.42 in the year-earlier three months. At $7.8 million, our core earnings provided an ROA of 1.48%, still well above the industry average, and an ROE of 23.83%. Our third quarter 2000 cash earnings, meanwhile, totaled $9.5 million, providing a cash ROA of 1.81% and a cash ROE of 28.99%.

A Two-fold Increase in Other Operating Income

Among the highlights of the quarter was a two-fold rise in other operating income, reflecting our fourth quarter 1999 investment in Bank-owned Life Insurance. Specifically, other operating income rose to $1.3 million from $581,000, driven by a $607,000 increase in other income to $719,000. Had the income from our BOLI investment been recorded as interest income, our interest rate spread would have been 3.05%, as compared to the 2.98% recorded, while our net interest margin would have been 3.37%, rather than the recorded 3.23%.

We also maintained our focus on mortgage loan production, particularly within our traditional multi-family market niche. Third quarter mortgage loan originations totaled $209.2 million, bringing the nine-month total to $467.0 million. Included in these figures are multi-family loan originations of $196.8 million for the quarter and $435.6 million for the nine-month period. Mortgage loans outstanding rose 14% to $1.8 billion, fueling a 13% increase in total assets to $2.2 billion since December 31st.

The quality of our portfolio continued to be stellar, with the ratio of non-performing loans to loans, net, improving to 0.15%. At a time when credit quality is a topic of increasing industry-wide focus, our level of non-performing loans declined 8% from the June 30th level and 9% from the level recorded at December 31st. And, for the 24th consecutive quarter, we recorded no net charge-offs, adding to our record of consistent asset quality.

Reflecting our financial strength, the Board of Directors declared a quarterly cash dividend of $0.25 per share on October 17, 2000. The dividend will be payable on November 15th to shareholders of record as of the close of business on November 1st.

- continued -

New Flushing Branch Opens

In anticipation of the sale of our main office building, we opened our new Flushing branch on October 10th. The new branch is a block away from our current Flushing branch office, which will continue to serve our customers through December 16th. By keeping both branches open for more than two months, we are ensuring a seamless transition, and giving customers ample time to become comfortable with the move.

Special Meeting of Shareholders Set for November 20

As you know, the Special Meeting of Shareholders is scheduled for November 20, 2000. At that meeting, our proposed merger with Haven Bancorp, Inc. will be considered and voted upon, as will the proposed change of our corporate name to New York Community Bancorp, Inc. We look forward to reporting the results.

In the interim, please accept our wishes for a happy and healthy holiday season.

Sincerely yours,
/s/ Joseph R. Ficalora
Joseph R. Ficalora Chairman, President, and Chief Executive Officer

This letter contains certain forward-looking statements with regard to the Company’s prospective performance, strategies, and pending merger with Haven Bancorp, Inc., within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Specific factors which could cause future results to vary from current management expectations are detailed from time to time in the Company’s SEC reports, including its Quarterly Report on Form 10-Q for the three months ended June 30, 2000, its Report on Form 8-K filed with the SEC on June 30, 2000, and its Form S-4 filed with the SEC on October 13, 2000.

The Company and Haven Bancorp, Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge from Ilene A. Angarola, Vice President, Investor Relations, Queens County Bancorp, Inc., 38-25 Main Street, Flushing, NY 11354. Documents filed with the SEC by Haven Bancorp, Inc. are available free of charge from Catherine Califano, Senior Vice President and Chief Financial Officer, Haven Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590.

The directors, executive officers, and certain other members of management and employees of each of the Company and Haven, as well as ChaseMellon Shareholder Services, LLC and Morrow & Co., Inc., may be soliciting proxies from shareholders in favor of the merger. For information concerning the identity of the participants in the solicitation of proxies, including each person’s direct or indirect interests, by security holdings or otherwise, investors should refer to each company’s most recent proxy statement, which is available through the sources set forth above, or may contact Queens or Haven, as the case may be, at the addresses listed above

                                      QUEENS COUNTY BANCORP, INC. AND SUBSIDIARY
                                                FINANCIAL HIGHLIGHTS
                                                     (unaudited)

                                                           At or For the              At or For the
                                                        Three Months Ended          Nine Months Ended
                                                           September 30,              September 30,

                                                         2000        1999(1)        2000         1999(2)

PERFORMANCE RATIOS:
Return on average assets                                  1.48%        1.65%         1.54%         1.66%
Return on average stockholders' equity                   23.83        23.49         23.50         22.00
Stockholders' equity to total assets                      5.68         6.93          5.68          6.93
Interest rate spread                                      2.98         3.41          3.10          3.49
Net interest margin                                       3.23         3.75          3.40          3.89
Operating expense to average assets                       1.08         1.08          1.12          1.22
Efficiency ratio                                         32.40        28.50         31.98         31.12
Average interest-earning assets to
   average interest-bearing liabilities                   1.06x        1.09x         1.12x         1.10x

CASH EARNINGS DATA:
Earnings                                                $9,470      $11,410       $29,770       $32,380
Earnings per share                                        0.55         0.62          1.67          1.74
Diluted earnings per share                                0.54         0.61          1.65          1.70
Return on average assets                                  1.81%        2.38%         1.98%         2.38%
Return on average stockholders' equity                   28.99        33.87         30.22         31.60
Operating expense to average assets                       0.98         1.07          1.03          1.22
Efficiency ratio                                         29.32        25.05         29.36         27.46

PER SHARE DATA:
Earnings per share                                       $0.45        $0.43         $1.30         $1.21
Diluted earnings per share                                0.45         0.42          1.29          1.18
Book value per share                                      7.05         7.62          7.05          7.62
Shares used for book value computation              17,406,175   18,439,602    17,406,175    18,439,602
Shares used for EPS computation                     17,271,147   18,531,332    17,795,694    18,602,566
Shares used for diluted EPS computation             17,494,067   18,981,858    17,995,086    19,054,771
Total shares issued and outstanding                 20,120,453   21,237,774    20,120,453    21,237,774

                                                                        At                     At
                                                                   September 30,          December 31,

                                                                       2000                   1999

ASSET QUALITY RATIOS:
Non-performing loans to loans, net                                       0.15%                  0.19%
Non-performing assets to total assets                                    0.13                   0.17
Allowance for loan losses to non-performing loans                      248.18                 226.22
Allowance for loan losses to loans, net                                  0.38                   0.44
Allowance for loan losses to accumulated net
   charge-offs since 1987                                              493.06                 493.06

REGULATORY CAPITAL RATIOS (BANK ONLY)(3):
Leverage capital ratio                                                   7.08%                  8.63%
Tier 1 risk-based capital ratio                                         10.78                  13.80
Total risk-based capital ratio                                          11.29                  14.36

(1)  Third quarter 1999 data excludes an after-tax curtailment gain of $862,000, or $0.04 per share, pursuant to the freezing of the Bank's defined benefit pension plan at September 30.
(2)  Data for the nine months ended September 30, 1999 excludes the curtailment gain cited in footnote 1 and a net benefit of $1.1 million, or $0.06 per share, stemming from the reversal of
     $2.0 million from the allowance for loan losses in the first quarter.
(3)  2000 data reflects the transfer of $57.8 million in capital from the Bank to the Company in the first nine months of the year.

                                     QUEENS COUNTY BANCORP, INC. AND SUBSIDIARY
                                        (in thousands, except per share data)

                                                           Balance Sheet Summary

                                                           At                       At
                                                      September 30,            December 31,
                                                          2000                     1999
                                                       (unaudited)

Assets
Total assets                                            $2,160,814              $1,906,835
Total mortgage loans                                     1,826,798               1,601,797
Multi-family mortgage loans                              1,573,206               1,348,352
Allowance for loan losses                                   (7,031)                 (7,031)
Loans, net                                               1,828,108               1,601,079
Securities held to maturity                                202,428                 184,637
Securities available for sale                               15,095                  12,806
Mortgage-backed securities
    held to maturity                                         1,978                   2,094

Liabilities and Stockholders' Equity
Total deposits                                           1,112,598              $1,076,018
Certificates of deposit                                    682,185                 658,238
Core deposits                                              430,413                 417,780
Borrowings                                                 877,961                 636,378
Stockholders' equity                                       122,679                 137,141

                                                                 Earnings Summary
                                                                    (unaudited)

                                                   At or For the                   At or For the
                                                 Three Months Ended              Nine Months Ended
                                                   September 30,                   September 30,

                                                 2000         1999            2000           1999

Interest income                                 $40,623      $36,820        $114,952        $104,871
Interest expense                                 24,345       19,263          65,912          53,261

    Net interest income                          16,278       17,557          49,040          51,610
Reversal of provision for loan losses                --           --              --          (2,000)

    Net interest income after reversal of
      provision for loan losses                  16,278       17,557          49,040          53,610
Other operating income                            1,264          581           3,624           1,724
Operating expense(1)                              5,684        3,544          16,843          14,970
Income before income taxes                       11,858       14,594          35,821          40,364
Income tax expense(2)                             4,073        5,819          12,672          15,904

    Net income                                 $  7,785      $ 8,775(3)     $23,149       $  24,460(4)
                                              ==========    =========      ==========      ===========

    Earnings per share                            $0.45        $0.47           $1.30           $1.31
    Diluted earnings per share                    $0.45        $0.46           $1.29           $1.28
                                              ==========    =========      ==========      ===========

(1)  Includes non-cash items of $0.541 million, $0.627 million, $1.383 million, and $1.950 million, respectively.
(2)  Includes non-cash items of $0.450 million, $2.155 million, $3.156 million, and $5.747 million, respectively.
(3)  Third quarter 1999 data includes an after-tax curtailment gain of $862,000, or $0.04 per share, pursuant to the freezing of the Bank's defined benefit pension plan at September 30.
(4)  Data for the first nine months of 1999 data includes the curtailment gain cited in footnote 1 and a net benefit of $1.1 million, or $0.06 per share, stemming from the reversal of $2.0 million from the allowance for loan losses in the first quarter.